                       CONFIDENTIAL SUPPLEMENTAL RESPONSE

March 31, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 1 to Registration Statement on Form S-1
         -----------------------------------------------------

Dear Mr. Mancuso:

In the Staff's comment letter dated March 9, 2006 addressed to BioMimetic
Therapeutics, Inc. (the "Company"), the Staff noted several comments relating to the Company's stock-based compensation expenses. ++ Given that the timing of the proposed offering still remains uncertain, the underwriters have advised the
Company that the filing range remains subject to change.

Prior to producing a preliminary prospectus, the Company intends to file another amendment that will include the price range information, as well as information concerning a stock split of the Company's common stock that will occur prior to the closing of the initial public offering.

SUMMARY

We are providing the following information for the Staff's consideration in connection with the Company's pricing of stock option grants made during the period beginning on January 1, 2005 through February 10, 2006 (the "Review
Period"), the date on which the Company first filed the registration statement with the SEC.

For periods prior to the Review Period, the Company has recognized deferred compensation expense as follows: for the year ended December 31, 2003, deferred compensation expense of

++  REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
    SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
    TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

$0.07 million and for the year ended December 31, 2004, deferred compensation expense of $0.04 million.

The table below lists the option grants made by the Company during the Review
Period and during the first quarter of 2006 on a quarterly basis, as well as the weighted exercise price of the options, the re-assessed fair market value of the common stock and the associated deferred compensation expense.

                                                       WEIGHTED     RE-ASSESSED        RESULTING
                                     SHARES SUBJECT     AVERAGE     FAIR MARKET         DEFERRED
                                       TO OPTIONS      EXERCISE       VALUE OF        COMPENSATION
PERIOD                                   GRANTED         PRICE      COMMON STOCK        EXPENSE        COMPENSATION EXPENSE
----------------------------------   ---------------  -----------  --------------  ----------------  ----------------------

Quarter ended March 31, 2005......            43,150        $5.36          $7.45       $   ++*             $   ++*
Quarter ended June 30, 2005.......            87,725        $5.45          $8.45       $   ++*             $   ++*
Quarter ended September 30, 2005..           188,147        $5.45          $9.45       $   ++              $   ++
Quarter ended December 31, 2005...            16,550        $5.45         $11.45       $   ++              $   ++
Quarter ended March 31, 2006......             To be        $5.51         $13.45                   ++
                                          determined

*  ++

All of the stock options that are listed in the table above were granted with an exercise price equal to the then-current fair value of the Company's common stock, as determined by the Company's board of directors at the time of each grant. As discussed in more detail below, the board determined the fair value of the Company's common stock based on its own fair value analysis. The Company has not obtained any valuation studies from valuation specialists or other independent third parties.

The board of directors recently reassessed the fair value of its common stock on a retrospective basis for all of 2005. Based on its retrospective analysis, which we discuss below, the Company has determined that certain options issued during 2005 and options issued during the first quarter of 2006 had exercise prices that were below the reassessed fair value of the common stock. The reassessed fair value is indicated in the above table. As a result, the Company has recorded deferred compensation as a contra equity balance to the extent that the reassessed fair value noted below exceeds the exercise price of the options.
The Company has recorded compensation expense in its 2005 statement of operations in accordance with the respective vesting period of each grant as outlined in the table above.

As an exhibit to this letter we have attached a list of each option grant award on an individual by individual basis, indicating the individual's position with the Company.

++  REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
    SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
    TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

COMPANY HISTORY

The Company remains a development stage enterprise. The Company is engaged in research and development and has not generated any significant revenues from its operations. Since inception, the Company has incurred losses each year. As of
December 31, 2005, the Company had an accumulated deficit of $22.3 million. The
Company expects to continue incurring operating losses for the next several years as it continues to fund its research and development programs. The Company has financed its operations principally through the issuance of its preferred stock.

From inception in 1999 through 2001, the Company engaged in very limited activities. The Company completed its first financing in 2001. The board of directors has assessed the fair value of the Company's common stock following each financing, as well as following the achievement by the Company of (or the
Company's failure to achieve) certain milestones. In making each of its fair value determinations, the board considered a number of company and industry-specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company's product and product candidates, and market conditions generally and for life science companies.

In connection with preparing the financial statements for this offering, the board of directors reassessed the fair value of the Company's common stock for
2005 and the first quarter of 2006. The board of directors performed its analysis in accordance with the practice aid issued by the American Institute of
Certified Public Accountants titled "Valuation of Privately Held Company Equity
Securities Issued as Compensation", including using an income approach. The board then allocated value based on the various economic and control rights associated with the preferred stock (compared to the common stock) as part of an enterprise value allocation method.

PREFERRED STOCK TERMS

The Company has three series of redeemable convertible preferred stock outstanding (collectively the "preferred stock"). The Company has sold its preferred stock principally to unaffiliated third party venture investors that focus on the life science sector, experienced in investing in early stage enterprises and with the requisite experience to make valuation decisions. In making its periodic assessments regarding the fair value of the Company's common stock, the Company has considered the sale price of the preferred stock, the rights and preferences of the preferred stock and the relative value allocable to the preferred stock and the common stock.

The following is a summary of the significant terms of the preferred stock.

         Dividends. The preferred stock is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of preferred stock ranks on parity with each other class of preferred stock as to the receipt of dividends.
The Series C Preferred Stock was entitled to a special dividend, but such right expired by its terms in October 2005.

         Voting. Each share of preferred stock is entitled to vote on an as-if converted to common stock basis with all votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class.

         Liquidation. Upon a liquidation, an acquisition or sale of assets, each share of preferred stock shall be entitled to receive a preferential payment of cash or property (to the extent of funds legally available therefor) from the assets of the Company, equal to the original issue price of such share of preferred stock, plus an amount equal to all declared but unpaid dividends. The original issue price (which amount is subject to adjustment for stock splits)
for each series of preferred stock is as follows:

Class of Stock                                                             Original Issue Price
-------------------------------------------------------                    ---------------------

Series A-1 Preferred Stock.............................................     $     3.79 per share
Series A-2 Preferred Stock.............................................     $     4.14 per share
Series B Preferred Stock...............................................     $     7.19 per share
Series C-1 Preferred Stock.............................................     $    11.81 per share
Series C-2 Preferred Stock.............................................     $    11.81 per share

         Upon liquidation, each class of preferred stock ranks on parity with each other class, with any remaining assets being distributed ratably among the holders of the common stock and the preferred stock on an as-if converted basis.

         Conversion. The preferred stock is convertible into common stock at any time at the holder's option at the then applicable conversion rate. Currently, the preferred stock is convertible on a one-for-one basis. The preferred stock converts automatically into common stock upon the vote of 75% of the then outstanding preferred stock voting together as a class, or upon the closing of a qualifying initial public offering in which the aggregate price to the public of the shares sold for the Company is greater than $30 million, and in which the per share price for the common stock is at least $35.43. In September 2005, the holders of the preferred stock agreed to modify these terms and approve the automatic conversion upon the closing of an initial public offering prior to
June 30, 2006 that would raise an aggregate of $30 million for the Company, irrespective of share price. In January 2006, the holders of the preferred stock agreed to extend the period for completion of the initial public offering to
September 30, 1996.

         Redemption. No earlier than five years after issuance of the Series C preferred stock (October 2009), the holders of at least 66 2/3% of the then outstanding shares of preferred stock, voting together as a separate class may require the Company to redeem all of the shares of the preferred stock for a total cash amount equal to the applicable base preference amount plus any declared but unpaid dividends. The first of four equal installments payable by the Company to the preferred stockholders will be due 180 days from the date of the notice of redemption and the three successive installments payable on three consecutive anniversaries. Interest shall accrue on the outstanding redemption price at the rate of 12% per annum from the initial redemption date until the final payment is made by the Company.

         Other rights. Historically, the holders of the preferred stock had the right to appoint a majority of the Company's directors. Pursuant to the terms of a shareholders' agreement, the preferred stockholders have certain rights, including rights of first refusal, co-sale, drag-along and tag-along rights. The rights under the shareholders' agreement will terminate with the completion of the initial public offering. The holders of the preferred stock also have registration rights. The rights under the registration rights agreement will continue following completion of the initial public offering.

         Given the substantial control rights and economic benefits associated with the Company's preferred stock, in making its fair value assessments, the board of directors has allocated significant value to the Company's preferred stock. During all periods in question, the liquidation value per share of the common stock has been negative, given the significant liquidation preference associated with the preferred stock.

INITIAL VALUATION SUMMARY

In making its initial determinations regarding fair value, the board of directors had considered a number of company and industry-specific factors, including sales of our preferred stock (noted above), the liquidation preference attributable to the preferred stock (noted above), achievement of milestones relating to the Company's product and product candidates, and market conditions.

During 2005, the Company granted 335,572 options to employees, directors and consultants at exercise prices ranging between $2.00 and 5.45 per share. In the first quarter of 2006, the Company granted 149,500 options to employees at exercise prices ranging between $5.45 per share and $7.10 per share. In connection with its assessment of fair value at the time of option grants, the board of directors considered a number of developments that occurred during
2005, including, but not limited to, the following:

o    The closing of the sale of the Series C preferred stock financing in April
     2005, which was the only financing completed during 2005;

o    The significant preferential rights of the three series of preferred stock;

o    The delays in obtaining FDA approval of GEM21S;

o    The Company's achievement of clinical and operational milestones, including the receipt of FDA approval for GEM 21S in November 2005;

o    The status of the Company's relationship with its patent licensors, Harvard and Zymogenetics, as well as with its distribution partner, Luitpold;

o    The significant risks associated with a development stage company, and the risks associated with the early stage of development of our product candidates, including clinical trial and regulatory approval delays;

o    The market conditions for companies in the life sciences sector (based on public filings and published reports) and the difficulties and risks associated with completing an initial public offering for a life sciences company; and

o    The Company's available cash, financial condition and results of operations, including the history of losses and foreseeable future losses.

INITIAL QUARTER BY QUARTER VALUATION ASSESSMENT

At different times during each quarter during the Review Period, the board of directors analyzed the above-mentioned factors, as well as an income approach and a book value analysis, in evaluating the fair value of the Company's common stock.

FIRST QUARTER 2005

In January 2005, following the closing of the Series C-1 preferred stock financing, the board assessed the fair value of the Company's common stock. The
Series C-1 financing was effected at $11.81 per share of Series C-1 preferred stock. Based on its book value analysis, the board concluded that, at that point, the Company's common stock had a negative liquidation value. As of
January 2005, there had been no significant milestones that would have contributed positively toward the fair value of the Company's common stock.
Additionally, it became apparent that the FDA approval of GEM21S would be delayed. During 2004, the Company had dedicated all of its resources to seeking regulatory approval for GEM 21S, following submission by the Company during the first quarter of 2004 of a PMA for GEM 21S. In mid-2004, the Company had met
with bankers and discussed financing recommendations. At that time, the board was advised that additional clinical development progress would be required prior to accessing the public markets. The Company concluded that the fair value for the Company's common stock was $5.45 per share.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the first quarter of 2005 was $7.45 per share.

SECOND QUARTER 2005

For the second quarter of 2005, the board felt that it was appropriate to keep constant the fair value of the Company's common stock at $5.45 per share. Again, the Company continued to focus on seeking regulatory approval for GEM 21S by responding to questions raised by the FDA and proceeding with manufacturing audits by the FDA. The Company did not make any progress toward obtaining regulatory approval for GEM 21S in the EU and continued meeting with EU regulators in order to ascertain how GEM 21S would be regulated in the EU. The
Company initially had believed that it would obtain FDA approval for GEM 21S during the second quarter of 2005; however, this was delayed. The Company's research and development program for its orthopedic product candidates was delayed, in part due to the focus on obtaining marketing approval for GEM 21S.
The Company filed an IDE to initiate orthopedic studies in June 2005. Toward the end of the second quarter of 2005, the Company engaged counsel and underwriters in order to commence the public offering process. Underwriters indicated to the
Company that the market for life science companies was volatile and that it should delay proceeding with an initial public offering until it obtained marketing approval for GEM 21S.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the second quarter of 2005 was
$8.45 per share.

THIRD QUARTER 2005

For the third quarter, the board of directors felt that it was appropriate to keep constant the fair value of the Company's common stock at $5.45 per share.
During the third quarter, the Company continued to focus on obtaining regulatory approval for GEM 21S. Regulatory approval in the EU was delayed because the EU determined to regulate GEM 21S as a drug product, instead of as a device (like the FDA). The Company failed to obtain GEM 21S approval prior to an important periodontal medical conference at which it had hoped to present its product. The
FDA rejected the Company's IDE submission for its orthopedic product candidate, requiring that additional information be furnished by the Company. In light of these negative developments and a downturn in the market for offerings by life science companies, the underwriters recommended that the Company delay its initial filing of a registration statement for its initial public offering.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the third quarter of 2005 was $9.45 per share.

FOURTH QUARTER 2005

The board of directors kept the fair value of the common stock constant at $5.45 per share for the fourth quarter. In mid-November 2005, the Company obtained FDA approval for its GEM 21S product. The Company had additional discussions with the underwriters following receipt of marketing approval. The underwriters expressed concern about market conditions for life science companies, and concern about market conditions generally for initial public offerings. The underwriters met with the Company's management and with the board to review market conditions and discuss various alternatives. The underwriters pointed to a number of initial public offerings for life science companies that had been filed and withdrawn, as well as to a number of offerings by life science companies that had priced below the estimated price range. Given market conditions and the lead underwriter's views regarding the Company's need to make additional progress with its orthopedic product candidates prior to an offering, the lead underwriter withdrew from the deal. The Company put the offering process on hold until the markets settled and it could identify another lead underwriter.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the fourth quarter of 2005 was
$11.45 per share.

FIRST QUARTER 2006

During the first quarter of 2006, the board of directors determined that the fair value of the Company's common stock was $7.10. The increase in the fair market value was attributable to receipt of FDA approval for GEM 21S and the commencement of product sales. The Company also had made progress with its orthopedic product candidate, GEM OS1--having confirmed that the FDA would review the product as a combination drug-device and having received clearance from the FDA to initiate a pilot clinical trial in the U.S. in foot and ankle fusions. In mid January, the Company engaged a new lead underwriter and re-commenced the initial public offering process.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the first quarter of 2006 was
$13.45 per share.

REASSESSMENT AND DEFERRED COMPENSATION EXPENSE

In connection with the filing of the registration statement in February 2006 and the preparation of the Company's financial statements for the year ended
December 31, 2005, the Company reassessed the fair value of its common stock.

Based on its discussions with the underwriters concerning the estimated valuation and price range, and given the increased likelihood of completing its initial public offering, the Company used the midpoint of the estimated price range to assess on a retrospective basis the fair market value of the common stock for each of the four quarters of 2005 and the first quarter of 2006.

++ Given the inherent uncertainty associated with completing an initial public offering and the fact that the preferred stock would only convert upon the successful completion of the initial public offering, and that conversion was automatic only upon the Company raising a certain amount, the value of the common stock is diminished. The fair value has been extrapolated back for each succeeding prior quarter from a reassessed fair market value for the first quarter of 2006 of $13.45 per share of common stock to a reassessed fair market value for the first quarter of 2005 of $7.45 per share of common stock.

Following this analysis and using the estimated midpoint of the indicative price range, the Company is recognizing deferred compensation expense as indicated in the table above under "Summary". ++ of the estimated price range, and a weighted average exercise price of $4.01 per share, the aggregate intrinsic value of all stock options outstanding as of December 31, 2005 was $12.0 million, of which
$6.0 million related to vested options and $6.0 million related to unvested options.

CONCLUSION

In connection with its initial public offering, the Company has completed a retrospective review of the fair value assigned to its common stock for 2005 and the first quarter of 2006. The Company considered a number of factors in its analysis, including sales of preferred stock, the liquidation preference attributed to the preferred stock, achievement of (or failure to achieve)
milestones relating to the Company's product and product candidates and market conditions. After completing its retrospective review, the Company has determined that certain options issued during 2005 and the first quarter of 2006 had exercise prices that were below the reassessed fair value of its common stock. Based on this, the Company believes it is appropriate to record the deferred compensation expense charge as indicated in the table above under
"Summary."

++  REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
    SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
    TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

We appreciate in advance your time and attention to this letter in response to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:      William Grant, Esq.
         James R. Tanenbaum, Esq.

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
12/31/2005

                                                  NUMBER OF
                        GRANT   OPTION   EXERCISE  OPTIONS         TITLE OR RELATIONSHIP
       NAME             DATE    TYPE      PRICE    GRANTED             TO COMPANY                   NATURE OF AWARD
------------------    --------------------------------------------------------------------------------------------------------------

Arnold Caplan     (a)   11/1/02 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Douglas Watson    (a)   11/1/02 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Arnold Caplan     (a)    5/9/03 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Douglas Watson    (a)    5/9/03 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Arnold Caplan            1/7/05 NQSO       ++         ++     Board Member                   Services - Strategic Planning committee
                                                                                            telephonic meeting
Douglas Watson           1/7/05 NQSO       ++         ++     Board Member                   Services - Strategic Planning committee
                                                                                            telephonic meeting
Arnold Caplan           1/11/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Douglas Watson          1/11/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Edward Akelman          1/24/05 NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Arnold Caplan           2/8/05  NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic meeting
Douglas Watson          2/8/05  NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic meeting
Ginger Owens            3/14/05 ISO        ++         ++     Employee - Controller          New hire award
Arnold Caplan           3/17/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Douglas Watson          3/17/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
                                                             Employee-VP of Regulatory
                                                             Affairs &
Mark Citron             3/17/05 ISO        ++         ++     Quality Systems                2004 Employee Service Award
Charles Hart            3/17/05 ISO        ++         ++     Employee - Chief Scientific    2004 Employee Service Award
                                                             Officer
Tamara Geraci           3/21/05 ISO        ++         ++     Employee - Administrative      New hire award
                                                             Assistant
                                                 --------
SUBTOTAL FOR 1ST
QUARTER 2005                                          ++
                                                 --------

Sandra Williamson       4/1/05  ISO        ++         ++     Employee - Regulatory Manager  New hire award
Arnold Caplan           4/8/05  NQSO       ++         ++     Board Member                   Services - telephonic meeting
Douglas Watson          4/8/05  NQSO       ++         ++     Board Member                   Services - telephonic meeting
Gina Bilyeu             4/16/05 ISO        ++         ++     Employee - Purchasing Manager  Employee Service Award
Douglas Watson          4/18/05 NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic call
Dr. Chris DiGiovanni    5/1/05  NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Jennifer Wobensmith     5/17/05 ISO        ++         ++     Employee - Administrative      New hire award
                                                             Assistant
Douglas Watson          5/20/05 NQSO       ++         ++     Board Member                   Services - telephonic meeting
Earl Douglas            5/31/05 ISO        ++         ++     Employee - General Counsel     New hire award
Jan Runnels             6/1/05  ISO        ++         ++     Employee - Analyst/Acctg Clerk New hire award
Dr. VanderMeulen        6/8/05  ISO        ++         ++     Employee - Senior Scientist    New hire award
Dr. Edward Akelman      6/9/05  NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Douglas Watson          6/14/05 NQSO       ++         ++     Board Member                   Services - Audit Committee telephonic
                                                                                            meeting
Douglas Watson          6/16/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
                                                 --------
SUBTOTAL FOR
2ND QUARTER 2005                                      ++
                                                 --------

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 1 OF 4

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
12/31/2005

                                                  NUMBER OF
                        GRANT   OPTION   EXERCISE  OPTIONS         TITLE OR RELATIONSHIP
       NAME             DATE    TYPE      PRICE    GRANTED             TO COMPANY                   NATURE OF AWARD
------------------    --------------------------------------------------------------------------------------------------------------

 Douglas Watson          7/1/05   NQSO      ++        ++      Board Member                   Services - Board meeting attendance &
                                                                                             audit committee meeting

 Steve Hirsch            7/5/05   ISO       ++        ++      Employee - Chief Operating     New hire award
                                                              Officer
 Lisa Murray            7/11/05   ISO       ++        ++      Employee - Administrative      New hire award
                                                              Assistant
 Shannon Hurd           7/12/05   ISO       ++        ++      Employee - Documentation       New hire award
                                                              Assistant
 Christina Houser       7/17/05   ISO       ++        ++      Employee - Receptionist        New hire award
 Selena Samuelson       8/16/05   ISO       ++        ++      Employee - Operations          New hire award
                                                              Coordinator
 Douglas Watson         8/22/05   NQSO      ++        ++      Board Member                   Services - Audit Committee telephonic
                                                                                             meeting
 Larry Papasan          8/24/05   NQSO      ++        ++      Board Member                   New board member- initial option grant
 Douglas Watson         8/24/05   NQSO      ++        ++      Board Member                   Board member - annual award
 Arnold Caplan          8/24/05   NQSO      ++        ++      Board Member                   Board member - annual award
 Ashley Thompson         9/6/05   ISO       ++        ++      Employee - Quality Control     New hire award
                                                              Analyst II
 James (Jim) Petricek   9/12/05   ISO       ++        ++      Employee - Orthopedic Business New hire award
                                                              Manager
 Tracie Clifford        9/12/05   ISO       ++        ++      Employee - Quality Assurance   New hire award
                                                              Associate II
 Jim Murphy             9/23/05   NQSO      ++        ++      New board member - initial     New board member - initial option grant
                                                              option grant
                                                              Employee - Mgr. of Corporate
 Kearstin Patterson     9/27/05   ISO       ++        ++      Communications
                                                                                             New hire award
                                                              Employee - Senior Clinical
 Trey Crain             9/28/05   ISO       ++        ++      Research Associated            New hire award
                                                  --------
 SUBTOTAL FOR 3RD
 QUARTER 2005                                         ++
                                                  --------

 PATTI WARD             10/3/05   ISO       ++
                                                      ++      Employee - Associate Scientist New hire award
 David Danelson         10/3/05   ISO       ++        ++      Employee - Validation Manager  New hire award
 Aleksandra Smidowicz   10/17/05  ISO       ++        ++      Employee - Clinical Research   New hire award
                                                              Associate I
 Jacy Pettis            10/24/05  ISO       ++        ++      Employee - QA Associate II     New hire award
 Kim Cashio             10/24/05  ISO       ++        ++      Employee - Sr Mgr of Human     New hire award
                                                              Resources
 Brian Norman           11/3/05   ISO       ++        ++      Employee - IT Help Desk        New hire award
 Dr. Edward Akelman     12/5/05   NQSO      ++        ++      Scientific Board Advisory      Services - Scientific Advisory Board
                                                              Member
 Dr. Conan Young        12/12/05  ISO       ++        ++      Employee - Senior Scientist    New hire award
                                                              (orthopedic)
 Jim Bonomo             12/19/05  ISO       ++        ++      Employee - QC Analyst          New hire award
                                                  --------
 SUBTOTAL FOR 4TH
 QUARTER 2005                                         ++
                                                  --------

`
 TOTAL YEAR-TO-DATE ACTIVITY FOR
 2005                                                 ++
                                                  ========

     (a)  Discovered in March 2005 that option agreements existed, but the awards had not been recorded on the option schedule. Therefore, will recorded option award in 2005.

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 2 OF 4

     VESTED                  COMMENTS
   ---------

     ++        Strategic Planning committee call
     ++        Strategic Planning committee call
     ++        Board meeting attendance
     ++        Board meeting attendance
     ++        Services
     ++        Compensation committee call
     ++        Compensation committee call
     ++        New hire - controller
     ++        Board meeting attendance
     ++        Board meeting attendance

     ++        2004 service award
     ++        2004 service award
     ++        new hire - adm asst to Quality Dept.

     ++        new hire - Manager of Regulatory Affairs
     ++        Conference call
     ++        Conference call
     ++        Employee anniversary - additional shares issued
     ++        Compensation committee call
     ++        Services
     ++        New hire - adm asst to CFO Larry Bullock & Dr. Charlie Hant
     ++        Conference call
     ++        New hire - attorney
     ++        New hire - accounting clerk
     ++        New hire - Senior Scientist
     ++        Services
     ++        Audit committee conference call
     ++        Board meeting attendance

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 3 OF 4

     VESTED                  COMMENTS
   ---------

      ++          Board meeting conference call & audit committee conf call
      ++          New hire - COO and VP, Ortho
      ++          New hire - Admin Assistant to CFO and Legal Counsel
      ++          New hire - QC Training & Documentation Assistant
      ++          New hire - receptionist
      ++          New hire - Admin Assistant - Mfg
      ++          Audit committee conference call
      ++          New board member - initial option grant
      ++          Board member - annual award
      ++          Board member - annual award
      ++          New employee - Quality Control Analyst II
      ++          New employee - Orthopedic Business Manager
      ++          New employee - Quality Assurance Associate II
      ++          New board member - initial option grant
      ++          New employee - Director of Corporation Communications
      ++          New employee - Senior Clinical Research Associated
      ++          New employee - Associate Scientist

      ++          New employee - Validation Manager
      ++          New employee - Clinical Research Associate I
      ++          New employee - QA Associate II
      ++          New employee - Sr Mgr of Human Resources
      ++          New employee - IT Help Desk
      ++          Professional services
      ++          New employee - senior scientist (orthopedic)
      ++          New employee - QC Analyst

-----------
      ++

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 4 OF 4